Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-155961
May 17, 2011
Aetna Inc.
Final Term Sheet
$500,000,000 4.125% Senior Notes due June 1, 2021

Issuer:	Aetna Inc.
Ratings (Moody’s/S&P/Fitch):	Baa1/A-/A- (1)
Note Type:	Senior Notes
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Trade Date:	May 17, 2011
Settlement Date (T+3 days):	May 20, 2011
Maturity Date:	June 1, 2021
Coupon:	4.125%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	December 1 and June 1
First Pay Date:	December 1, 2011
Day Count:	30/360
Pricing Benchmark:	3.125% due May 2021
Benchmark Spot:	100-02
Benchmark Yield:	3.118%
Reoffer Spread to Benchmark:	+118 bps
Reoffer Yield:	4.298%
Price to Public / Reoffer Price:	98.601%
Underwriting Fees:	0.65%
Use of Proceeds:	Majority of the net proceeds are expected to be used to repay the Issuer’s 5.75% senior notes when due at maturity on June 15, 2011, and in the interim for general corporate purposes, including the repayment of the Issuer’s short-term debt.
Optional Redemption:	At any time prior to March 1, 2021, at the greater of 100% of the principal amount of the notes or at a make-whole using a discount rate of Treasury plus 20 basis points.

At any time on or after March 1, 2021, at 100% of the principal amount of the notes.
Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated

Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Barclays Capital Inc. BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Fifth Third Securities, Inc. PNC Capital Markets LLC RBS Securities Inc.

SunTrust Robinson Humphrey, Inc. UBS Securities LLC U.S. Bancorp Investments, Inc.
CUSIP Number:	008117AN3
ISIN Number:	US008117AN30

(1)	A rating is an opinion of the rating agency only and not a statement of fact or recommendation to purchase, sell or hold any security.
Aetna Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Aetna Inc. has filed with the SEC for more complete information about Aetna Inc. and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 1-866-471-2526, J.P. Morgan Securities LLC by calling (212) 834-4533 or Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.